China Health Industries Holdings, Inc.

3199-1 Longxiang Road, Songbei District

Harbin City, Heilongjiang Province

People’s Republic of China, 150028

January 19, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street NE

Washington, D.C. 20549

Attn: Charlie Guidry and Christopher Dunham

Re:	China Health Industries Holdings, Inc.
Form 10-K for Fiscal Year Ended June 30, 2023
File No. 000-51060

Dear Messrs. Guidry and Dunham:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated January 9, 2024, to China Health Industries Holdings, Inc (the “Company”) with respect to the Company’s Annual Report on Form 10-K (the “10-K”) for the fiscal year ended June 30, 2023 filed with the Commission on November 13, 2023 (File No. 001-51060) and the Supplemental Submission form “SPDSCL-HFCAA-GOV” filed with the Commission on January 8, 2024.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below and is followed by the Company’s response in bold.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 30

1.	We note your statement that you reviewed your shareholders' list in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

Response: The Company has reviewed the registered shareholder’s list as of September 28, 2023 issued by its transfer agent. To the knowledge of the management, no shareholder is an official of the Chinese government. The management also reviewed the ownership filings via Edgar and do not find any filings made by any official of the Chinese government.

Should any questions arise in connection with this response letter, please contact Elizabeth F. Chen, Esq. from Pryor Cashman LLP, counsel to the Company at 212-326-0199 or echen@pryorcashman.com.

Sincerely yours,

China Health Industries Holding, Inc.

/s/ Xin Sun
Xin Sun
Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

cc:	Elizabeth F. Chen, Esq. Pryor Cashman LLP